SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Blocklisting six monthly return monthly
                                ---------------------------------------


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AMVESCAP PLC
IMMEDIATE RELEASE  3 AUGUST 2006

                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      3 August 2006

1. Name of applicant: AMVESCAP PLC

2. Name of scheme: AMVESCAP SHARE OPTION SCHEME


3. Period of return:        From: 3 FEBRUARY 2006        To:    2 AUGUST 2006


4. Balance under scheme from previous return:        70,985,950 ORDINARY SHARES


5. The amount by which the block scheme has          -
   been increased, if the scheme has been
   increased since the date of the last return


6. Number of securities issued/allotted under        0 ORDINARY SHARES
   scheme  during period:


7. Balance under scheme not yet issued/allotted      70,985,950 ORDINARY SHARES
   at end of  period


8. Number and class of securities originally         71,085,950 ORDINARY SHARES
   listed and the date of admission                  LISTED ON 2 AUGUST 2001


9. Total number of securities in issue at the end    824,808,256 ORDINARY SHARES
   of the period.


Name of contact:                          ANGELA TULLY

Address of contact:                       30 FINSBURY SQUARE, LONDON EC2

Telephone number of contact:              020 7065 3652

SIGNED BY   _A. Tully_____________________________________________

            Assistant Company Secretary
            for and on behalf of

            _AMVESCAP PLC______________________________________________

            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  3 August, 2006                   By   /s/  Angela Tully
      --------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary